Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MAG Silver Corp. (the “Company”)
Suite 770-800 West Pender Street
Vancouver, BC
V6C 2V6 Canada

Item 2.	Date of Material Change

July 16, 2014

Item 3.	News Release

A news release announcing this material change was issued on July 16, 2014 and a copy has been filed on SEDAR.

Item 4.	Summary of Material Change

On July 16, 2014, the Company announced that it has completed its previously announced bought deal financing and has issued 7,712,000 common shares, including 392,000 common shares issued on partial exercise of the over-allotment option, at C$10.25 per share, for gross proceeds of C$79 million.

Item 5.	5.1 – Full Description of Material Change

On July 16, 2014, the Company announced that it has completed its previously announced bought deal financing and has issued 7,712,000 common shares, including 392,000 common shares issued on partial exercise of the over-allotment option, at C$10.25 per share, for gross proceeds of C$79 million (the “Offering”). The Offering was conducted by a syndicate of underwriters, led by BMO Capital Markets and Raymond James Ltd., and including Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., H.C. Wainwright & Co. LLC, National Bank Financial Inc., TD Securities Inc. and PI Financial Corp. (collectively, the “Underwriters”).  The Underwriters reserve the right to exercise all or any portion of the balance of the over-allotment option, 706,000 shares, at any time within 30 days following closing.

The net proceeds of the Offering will be used to fund exploration and development of the Company’s Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.  Prior to the close of the Offering, the Company had US$18 million in cash as at June 30, 2014 and no debt.

The common shares were offered in each of the provinces of Canada, other than Quebec, by way of a short-form prospectus, and in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

George Paspalas, President and Chief Executive Officer
Phone: (604) 630-1399
Toll free: (866) 630-1399
Fax: (604) 681-0894
Email: info@magsilver.com

Item 9.	Date of Report

July 18, 2014.